UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

001-33444

(Commission File Number)

Eurand N.V.1

(Translation of registrant’s name into English)

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[1]	Under Dutch law, Eurand N.V. is now required to be referred to as “Eurand N.V. in liquidatie” because the company has been dissolved and is in liquidation, effective February 28, 2011.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Axcan Pharma Holding B.V., which, as previously announced, completed its tender offer of outstanding ordinary shares, par value €0.01 per share, of Eurand N.V. (“Eurand”) and purchased, or caused its designees to purchase, all or substantially all of the assets of Eurand, has caused Eurand to be dissolved and enter liquidation, effective February 28, 2011. A copy of the letter to shareholders regarding their liquidation distribution is attached hereto as Exhibit 1, and a copy of the letter of transmittal for the liquidation distribution is attached hereto as Exhibit 2.

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit #	Description

1	Letter to Shareholders.

2	Letter of Transmittal for liquidation distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011

EURAND N.V. (Registrant)

By:	/s/ Richard Devleeschouwer
Name: Richard Devleeschouwer Title: Chief Executive Officer and Managing Director A

Exhibit 1

Re: Acquisition of Eurand N.V.1 – Your Liquidation Distribution

Dear Stockholder of Eurand N.V.:

As you are aware, at 12:01 a.m. (New York City time) on February 28, 2011, the subsequent offering period expired for the tender offer by Axcan Pharma Holding B.V. for all outstanding ordinary shares of Eurand N.V. Effective February 28, 2011, Eurand N.V. was dissolved and entered into liquidation.

As a result of dissolution and liquidation, each holder of ordinary shares of Eurand N.V. will receive cash in an amount equal to $12.00 per share multiplied by the number of untendered shares then held by such holder, without interest thereon and less any applicable withholding taxes.

Please promptly follow the instructions on the enclosed Letter of Transmittal from our Paying Agent, American Stock Transfer & Trust Company, to receive the liquidation distribution payable with respect to your shares. The completed Letter of Transmittal, together with the Eurand N.V. stock certificates being surrendered, should be returned to the paying agent, American Stock Transfer and Trust Company in the enclosed envelope, or to the address below.

By Hand or Overnight to:

American Stock Transfer and Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 – 15th Avenue

Brooklyn, NY 11219

By Mail to:

American Stock Transfer and Trust Company, LLC

Operations Center

Attn: Reorganization Department

PO Box 2042

New York, NY 10272-2042

If you have any questions about responding to this request, please call American Stock Transfer and Trust Company, LLC, at (877) 248-6417 or (718) 921-8317.

Sincerely,

/s/ Richard Tarte

Richard Tarte

Managing Director A

[1]	Under Dutch law, Eurand N.V. is now required to be referred to as “Eurand N.V. in liquidatie” because the company has been dissolved and is in liquidation, effective February 28, 2011.

Exhibit 2

LETTER OF TRANSMITTAL 877-248-6417 (toll free) or 718-921-8317 www.amstock.com info@amstock.com	WHERE TO FORWARD YOUR TRANSMITTAL
The method of delivery of certificate(s) and all other required documents is at the election and risk of the owner. If you elect to send them by mail, it is recommended that you send them by certified or registered mail with return receipt requested. Delivery will be deemed effective only when received by American Stock Transfer & Trust Company, LLC (“AST”).
By hand or Overnight courier: American Stock Transfer & Trust Company, LLC, Operations Center,
Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219
By mail: American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042

COMPANY NAME:	CUSIP	COMPANY #	ACCOUNT NUMBER

	ACCOUNT REGISTRATION:		CERTIFICATE INFORMATION:
Œ			Certificate No Shares Certificate No Shares

Ž	Certificated shares:		Shares from other certificates held:
Book-Entry Shares:
	Plan Shares:		SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION
Total Shares:

THIS SUBSTITUTE FORM W-9 MUST BE FILLED OUT AND SIGNED

PRINT YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER HERE

—  —  —  —  —  —  —   —  —

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number; (2) I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am not subject to backup withholding; and (3) I am a U.S. Person (or a U.S. resident alien).

Certification Instructions — You must cross out Item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE:                                                                                            DATE:

NOTE: Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Exchange/Paying Agent that a foreign individual qualifies as an exempt recipient, such stockholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status, on the appropriate and properly completed Form W-8, or successor form. Such statements can be obtained from the Exchange/Paying Agent.

IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER, WRITE “APPLIED FOR” IN THE SUBSTITUTE FORM W-9 ABOVE, AND COMPLETE AND SIGN BOTH THIS CERTIFICATION AND THE SUBSTITUTE FORM W-9. FOR FURTHER INFORMATION, PLEASE SEE THE ENCLOSED GUIDELINES.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a percentage (currently 28 percent) of all reportable cash payments made to me will be withheld until I provide a number and such retained amounts will be remitted to the Internal Revenue Service as backup withholding.

Signature:                                                                                                    Date:

You must submit your original certificates with this Letter of Transmittal. If you are not in possession of your certificates, please see instruction  on the back of this form. You do not need to sign the back of the certificates. Shares held in Book-entry and Plan form are un-certificated and need not be submitted (although this Letter of Transmittal must still be completed).



THIS LETTER OF TRANSMITTAL

MUST BE SIGNED BY ALL

REGISTERED OWNERS

Each registered owner must sign here exactly as the name(s) appear(s) in the account registration. If all registered owners have signed this Letter of Transmittal, no endorsements of certificates or separate stock powers are required.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other acting in a fiduciary or representative capacity, it must be so indicated and proper evidence of authority, satisfactory to AST, must be submitted.

THE UNDERSIGNED REPRESENTS THAT I (WE) HAVE FULL AUTHORITY TO SURRENDER WITHOUT RESTRICTION THE CERTIFICATE(S) ENCLOSED HEREIN.

SIGNATURE:

SIGNATURE:

DATE:

Telephone number (required):

Email address:

Place Medallion Stamp Here	PLEASE REFER TO THE BACK OF THIS FORM FOR ADDITIONAL IMPORTANT INFORMATION AND INSTRUCTIONS ON COMPLETING THIS LETTER OF TRANSMITTAL

6

INSTRUCTIONS FOR COMPLETING THE LETTER OF TRANSMITTAL

Œ THIS SECTION CONTAINS YOUR CURRENT NAME AND ADDRESS AS THEY ARE REFLECTED ON OUR RECORDS. IF YOU NOW RESIDE AT A DIFFERENT ADDRESS, PLEASE FILL OUT BOX 7, AND CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. NO MEDALLION GUARANTEE WILL BE REQUIRED.

 THIS SECTION INDICATES THE CERTIFICATE NUMBERS AND RESPECTIVE AMOUNT OF SHARES AS THEY ARE REFLECTED ON OUR RECORDS. IF THE CERTIFICATES IN YOUR POSESSION HAVE DIFFERENT CERTIFICATE NUMBERS, PLEASE CONTACT OUR SHAREHOLDER SERVICES UNIT AT 718-921-8317 OR TOLL-FREE AT 877-248-6417 TO CONFIRM THE LEGITIMACY OF YOUR CERTIFICATES PRIOR TO REMITTING THE TRANSMITTAL MATERIAL. IF YOU ARE NOT IN POSSESSION OF SOME OR ALL OF YOUR STOCK CERTIFICATES, YOU MUST WRITE TO AST AT THE ADDRESS ON THE REVERSE SIDE OR REPORT THE LOSS BY ACCESSING YOUR ACCOUNT AT HTTP://WWW.AMSTOCK.COM. YOU WILL BE REQUIRED TO SUBMIT THE NECESSARY FORMS AND A CHECK FOR THE POSTING OF A SURETY BOND, THE DETAILS OF WHICH WILL BE PROVIDED BY AST. PLEASE NOTE THAT THIS FORM STILL MUST BE COMPLETED AND REMITTED ALONG WITH YOUR REPLACEMENT FORMS, BOND FEE, AND ANY ADDITIONAL CERTIFICATES THAT MAY BE IN YOUR POSSESSION.

Ž THIS SECTION SHOWS THE TOTAL AMOUNT OF SHARES OWNED BY YOU.

 CERTIFICATION OF YOUR TAX ID NUMBER IS REQUIRED IN ORDER TO PREVENT WITHHOLDING FROM YOUR ENTITLEMENT PROCEEDS. YOU MUST FILL OUT, SIGN, AND DATE THIS FORM W-9 (OR SUBMIT A FORM W-8, AS APPLICABLE), OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE REJECTED AND SENT BACK TO YOU.

 THIS SECTION MUST BE SIGNED AND DATED BY ALL REGISTERED OWNERS, OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE REJECTED AND SENT BACK TO YOU.

‘ THIS SECTION SHOULD BE COMPLETED AND SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE ISSUED IN ANOTHER NAME. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).

’ THIS SECTION SHOULD BE COMPLETED AND SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATE ADDRESS THAT IS DIFFERENT THAN YOUR ADDRESS IN THE “ACCOUNT REGISTRATION” SECTION AND THIS IS NOT A PERMANENT ADDRESS CHANGE. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).

‘	SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS

To be completed ONLY if issuance/payment is to be made in a name other than that shown in the “Account Registration” section on the reverse side of this form. Please note, an appropriate Form W-9 or Form W-8, as applicable, must also be completed for the person receiving the issuance/payment. You may obtain such forms by contacting AST at the number listed on the reverse side or by accessing either http://www.amstock.com/shareholder/sh_downloads.asp or www.irs.gov.

If you have completed this section, your signature on the face this Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.

ISSUE TO:
NAME:
Address:

SOCIAL SECURITY OR TAXPAYER ID NUMBER OF RECIPIENT:

’	SPECIAL DELIVERY INSTRUCTIONS
To be completed ONLY if delivery is to be made to someone other than the registered holder(s), or to such registered holder(s) at an address other than that shown above.

If you have completed this section, your signature on the face of this Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association- approved medallion program such as STAMP, SEMP or MSP.

MAIL TO:

NAME:
Address:

☐ PLEASE CHECK THIS BOX IF THIS IS A PERMANENT CHANGE OF ADDRESS (SEE INSTRUCTION 1)

All questions as to the validity, form and eligibility of any surrender of certificates will be determined by AST or the issuer and such determination shall be final and binding. AST or the issuer reserves the right to waive any irregularities or defects in the surrender of any certificates. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

If your certificates are registered in different names, a separate Letter of Transmittal must be submitted for each registration. Additional Letters of Transmittal can be obtained by accessing http://www.amstock.com/shareholder/sh_downloads.asp or by contacting American Stock Transfer & Trust Company, LLC at the numbers listed above.

If payment for securities is to be made to any person other than the registered holder, or if surrendered certificates are registered in the name of any person other than the person(s) signing the letter of transmittal, any stock transfer taxes payable as a result of the transfer to such person (whether imposed on the registered holder or such person) shall be paid prior to the submission of this letter of transmittal. AST reserves the right to deduct the amount of such taxes from the payment, if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

If the Letter of Transmittal is signed by a person other than the registered owner (e.g., where the shares have been assigned), the Letter of Transmittal must be accompanied by a stock power guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.